SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                          MICROWAVE POWER DEVICES, INC.
                            (Name of Subject Company)

                         ERICSSON MPD ACQUISITION CORP.
                                  ERICSSON INC.
                     TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    59517M103
                      (CUSIP Number of Class of Securities)

                             Lawrence F. Lyles, Esq.
                                  Ericsson Inc.
                                740 Campbell Road
                             Richardson, Texas 75081
                                  972-583-0000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                               011 44 20 7655 5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Valuation*                    Amount of Filing Fee**
--------------------------------------------------------------------------------
             $98,505,933                                $19,701.19
--------------------------------------------------------------------------------
*      Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.70, the per share tender offer price, by 11,322,521, the sum of the 10,709,064 currently outstanding shares of Common Stock sought in the Offer and the 613,457 shares of Common Stock subject to options that were vested as of October 11,
       2000.
**     Calculated as  1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $19,701.19      Filing Party: Ericsson MPD Acquisition Corp.,
                                                               Ericsson Inc., and
                                                               Telefonaktiebolaget LM Ericsson (publ)
       Form or Registration No: Schedule TO    Date Filed:   October 20, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.3
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000 by Ericsson MPD Acquisition Corp. a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a corporation organized under the laws of The Kingdom of Sweden ("Ericsson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.70 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Offer.

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following additional information:

         Section 14.  Certain Conditions of the Offer.

         Section 14 of the Offer to Purchase on page 34 is amended by inserting the following paragraph at the end of Section 14:

         "On Wednesday, November 1, 2000, the waiting period under the HSR Act expired. Accordingly, the HSR Condition has been satisfied."

Item 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information:

         Section 15.   Certain Legal Matters and Regulatory Approvals.

         The eighth paragraph of Section 15 on page 36 is amended and restated in its entirety to read as follows:

         "Pursuant to the HSR Act, on October 17, 2000, Ericsson filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Ericsson. The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on November 1, 2000. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. Accordingly, the HSR Condition has been satisfied. See Section 1 and Section 14."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 2000

                                            ERICSSON MPD ACQUISITION CORP.


                                            /s/ Lawrence F. Lyles
                                            ------------------------------------
                                            Name:  Lawrence F. Lyles
                                            Title: President and Chairman

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2000

                                       ERICSSON INC.


                                       /s/ Lawrence F. Lyles
                                       -----------------------------------------
                                       Name:  Lawrence F. Lyles
                                       Title: Vice President and General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2000

                                          TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)


                                          /s/ Rolf Eriksson
                                          --------------------------------------
                                          Name:  Rolf Eriksson
                                          Title: Vice President

                                  EXHIBIT INDEX

Exhibit
  No.                      Description
-------                    -----------
(a)(1)            Offer to Purchase dated October 20. 2000.*
(a)(2)            Form of Letter of Transmittal.*
(a)(3)            Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on October 20, 2000.*
(a)(8) Joint Press Release issued by Ericsson and the Company on October 13, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on October 13, 2000).
(a)(9)            Press Release issued by Ericsson on November 2, 2000.
(b)               None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company. *
(d)(2) Stockholders' Agreement, dated as of October 12, 2000, among Parent, Purchaser and several stockholders of the Company.*
(d)(3) Non-Disclosure Agreement dated as of July 6, 2000 between Ericsson and the Company.*
(d)(4) Non-Solicitation Agreement dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000) between Ericsson and the Company.*
(g)               None.
(h)               None.



* Incorporated by reference to the Schedule TO filed by Ericsson MPD Acquisition Corp., Ericsson Inc., and Telefonaktiebolaget LM Ericsson
     (publ) on October 20, 2000.

                                                                  Exhibit (a)(9)

                          ERICSSON MPD ACQUISITON CORP.
                            RECEIVES HSR APPROVAL FOR
                 TENDER OFFER FOR MICROWAVE POWER DEVICES, INC.

ERICSSON (Nasdaq: ERICY) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to Ericsson MPD Acquisition Corp's previously announced tender offer to acquire all outstanding shares of Microwave Power Devices, Inc. (Nasdaq: MPDI) had expired as of 11:59 p.m., New York City time, on November 1, 2000. The offer is being made by Ericsson MPD Acquisition Corp., an indirect wholly owned subsidiary of Ericsson, pursuant to a merger agreement entered into on October 12, 2000 among Ericsson MPD Acquisition Corp., Ericsson Inc., an indirect wholly owned subsidiary of Ericsson, and Microwave Power Devices, Inc.

The offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, November 17, 2000, unless the offer is extended.

Questions or requests for additional information may be directed to Innisfree M&A Incorporated, which is acting as Information Agent with respect to the tender offer, at (212) 750-5833 or (888) 750-5834.

Investors and security holders should read the Tender Offer Statement on Schedule TO, as amended, filed by Ericsson, Ericsson Inc. and Ericsson MPD Acquisition Corp. with the Securities and Exchange Commission as well as the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microwave Power Devices, Inc. and any subsequent amendments, as they will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Ericsson and Microwave Power Devices, Inc., for free from the U.S. Securities and Exchange Commission's website located at http://www.sec.gov.